Exhibit (a)(1)(E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CSRA Inc.

at

$40.75 Per Share

by

Red Hawk Enterprises Corp.

a wholly owned subsidiary of

General Dynamics Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME,

ON MONDAY, APRIL 2, 2018, UNLESS THE OFFER IS EXTENDED.

March 5, 2018

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”), which is a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of CSRA Inc., a Nevada corporation (the “Company”), at a purchase price of $40.75 per Share in cash, without interest thereon (the “Offer Price”) and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated March 5, 2018.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with Form W-9.

3.	A Notice of Guaranteed Delivery to be used to accept the Offer if (i) certificates for Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) or (ii) the procedures for book-entry transfer cannot be completed, in either case, by 11:59 PM, New York City time, on Monday, April 2, 2018 (or if the Offer is extended to a later date, such later date).

4.	A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 PM, NEW YORK CITY TIME, ON MONDAY, APRIL 2, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 9, 2018 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”) by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share not tendered into the Offer will be converted into the right to receive the Offer Price, without interest and less any applicable withholding of taxes (the “Merger Consideration”), except for (i) any dissenting shares, (ii) any Shares that are owned by the Company or any of its direct or indirect wholly owned subsidiaries, (iii) any Shares that are owned by Parent, Purchaser or any of their respective direct or indirect wholly owned subsidiaries and (iv) Shares in respect of stock options, stock appreciation rights and restricted stock units. Stock options and restricted stock units will automatically be, immediately prior to the effective time of the Merger, cancelled and converted into the right to receive certain lump-sum cash payments, except for the restricted stock units granted to employees in 2018, which will instead be converted into restricted stock units subject to shares of the common stock of Parent plus a cash payment for the value of accumulated dividend equivalents retained prior to the Merger, as described in the Offer to Purchase.

The board of directors of the Company has unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

The Offer is subject to certain conditions described in Section 15 of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than Innisfree M&A Incorporated (the “Information Agent”) and the Depositary as described in Section 17 of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.